EXHIBIT 99.1

Precision Drilling Corporation Announces 2021 Third Quarter Unaudited Financial Results

CALGARY, Alberta, Oct. 21, 2021 (GLOBE NEWSWIRE) -- This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. This news release contains references to Adjusted EBITDA (earnings before income taxes, loss (gain) on repurchase of unsecured senior notes, gain on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies, see “Non-GAAP Measures” later in this news release.

Precision Drilling announces 2021 third quarter financial results:

  Adjusted EBITDA (See “NON-GAAP MEASURES”) of $45 million. Excluding the impact of share-based compensation charges our Adjusted EBITDA was $59 million.
  Revenue of $254 million was an increase of 54% compared with the third quarter of 2020.
  Net loss of $38 million or $2.86 per share compared with a net loss of $28 million or $2.08 per share in the third quarter of 2020.
  Generated cash and funds provided by operations (see “NON-GAAP MEASURES”) of $22 million and $34 million, respectively.
  Third quarter ending cash balance was $57 million, with available liquidity of $500 million.
  Third quarter and year to date debt reduction of $8 million and $60 million, respectively.
  Third quarter capital expenditures were $20 million.
  Recognized the Canadian government’s Canada Emergency Wage Subsidy (CEWS) program assistance of $6 million.

Precision’s President and CEO Kevin Neveu stated:

“We believe current industry fundamentals are providing the most promising backdrop for our business that we have experienced in almost a decade. Strong oil and natural gas prices, a significantly improved Canadian market structure and rapidly declining drilled but uncompleted well inventories all point to higher drilling activity in our core markets. Although we are likely in the early innings, our firm bookings and current customer inquiries indicate substantially stronger demand for our services and improved fleet utilization as this rebound continues.”

“Our third quarter Adjusted EBITDA of $59 million, excluding share-based compensation, is a result of our continued focus on strict cost discipline, growing our Alpha revenue base and realizing improved spot pricing in our North American operations. Our results have begun to reflect the considerable operating leverage of Precision Drilling, although we expect the positive impact to be more pronounced in the coming quarters with increasing activity.”

“Our Alpha suite of digital technologies continues to act as both the tip of the spear with new customer relationships and as a means to strengthen existing customer relationships with retention levels of nearly 100% for Alpha customers over the past two years. We currently have 65 AC Super Triple rigs active in North America and nearly 40 of these rigs are running Alpha at commercial rates. During the quarter, we increased utilization days of AlphaAutomation, AlphaApps and AlphaAnalytics by 8%, 36% and 4%, respectively, compared to Q2. We continue to see our performance, consistency and scalability of Alpha as key competitive differentiators for Precision.”

“In the U.S., during the quarter, activity levels nearly doubled from the third quarter last year and increased 6% sequentially. We generated normalized average drilling day rate increases of approximately $700 and we expect this trend will continue. The higher daily operating costs experienced during the quarter were primarily a result of preparation for increased activity in the fourth quarter and certain mobilization costs which will be recovered over the next several months on contracted rigs. Our current active rig count in the U.S. is 45 rigs, slightly lower than our prior guidance due to some customer delays and the decision to decline certain opportunities based on lower price expectations by customers.”

“In Canada, our drilling activity was nearly triple our activity in the third quarter of 2020 and our 51 average active rigs during the quarter represented the highest third quarter average activity since 2018. We are operating 61 rigs today and believe the improved Canadian market structure is due to increased crude takeaway capacity, lower differentials and substantially improved customer cash flows allowing our customers to self-fund drilling programs while continuing to generate strong shareholder returns. Additionally, we expect the prospects of LNG exports materializing on the medium term will bolster the outlook for Canadian drilling activity.”

“We increased our 2021 capital spending plan to $74 million to support our improved activity outlook in North America. The increase primarily relates to advanced drill pipe purchases to take advantage of vendor discounts and lower cost vendor inventories that were secured early in the quarter and will address increased drill pipe needs into next year.”

“Our Completion and Production Services division continues to deliver strong operational and financial results. In particular, Precision Well Servicing is successfully differentiating itself by delivering high quality crews and High Performance, certified equipment to customer projects, while the broader industry is navigating the dual challenges of labor availability and equipment quality. For the quarter, the division generated Adjusted EBITDA of approximately $5 million.”

“Our international drilling operations continue at a steady pace with 6 rigs active in Kuwait and the Kingdom of Saudi Arabia. During the quarter, we received extension notifications for two Kuwait rig contracts, each for one-year. Regional bidding activity is robust, and we see opportunities to activate several of our idle rigs in the region early next year and are confident in our likelihood of success.”

“During the third quarter, we introduced our Evergreen suite of environmental and emission-reduction focused products and services to complement our Super Series drilling rigs and Alpha digital offering. Recently, we successfully deployed our first Evergreen hybrid battery storage, natural gas and low emission power generating system to a Super Triple drilling rig in the Canadian market. The system reduces GHG emissions and fuel costs, helping our customer achieve their GHG emission-reduction targets and improving their well construction economics. Later this year, we expect to deploy three real-time combustion fuel monitoring packages, using AlphaAnalytics to determine precise baseline emission data. These accurate baselines will enable us to make customer-specific recommendations to further reduce rig-generated GHG emissions.”

“We remain focused on strict cost discipline and debt reduction and are on track to meet our debt reduction goal of $100 million to $125 million for 2021. In the quarter, cash from operations was $22 million, funds from operations were $34 million and debt reduction was $8 million with year to date debt reduction of $60 million. We expect cash flow to be strong in the fourth quarter as we have only $3 million in cash interest payments due and expect minimal working capital increases. With no senior note maturities until 2026 and approximately $500 million of available liquidity, our balance sheet remains in excellent shape to support our business activities and allow for further deleveraging through cash flow,” concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2021	2020	% Change	2021	2020	% Change
Revenue	253,813	164,822	54.0	691,645	734,065	(5.8)
Adjusted EBITDA(1)	45,408	47,771	(4.9)	128,891	208,140	(38.1)
Operating earnings (loss)(1)	(20,762)	(26,785)	(22.5)	(76,033)	(23,375)	225.3
Net loss	(38,032)	(28,476)	33.6	(150,050)	(82,620)	81.6
Cash provided by operations	21,871	41,950	(47.9)	79,512	221,381	(64.1)
Funds provided by operations(1)	33,525	27,489	22.0	89,562	135,445	(33.9)
Capital spending:
Expansion and upgrade	5,998	-	n.m.	15,881	13,764	15.4
Maintenance and infrastructure	13,502	3,211	320.5	32,310	24,859	30.0
Intangibles	-	-	n.m.	-	57	(100.0)
Proceeds on sale	(4,476)	(5,705)	(21.5)	(10,390)	(16,416)	(36.7)
Net capital spending	15,024	(2,494)	(702.4)	37,801	22,264	69.8
Net loss per share:
Basic	(2.86)	(2.08)	37.4	(11.27)	(6.02)	87.2
Diluted	(2.86)	(2.08)	37.4	(11.27)	(6.02)	87.2

(1)    See “NON-GAAP MEASURES.”
n.m. Not meaningful

Operating Highlights

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2020	% Change	2021	2020	% Change
Contract drilling rig fleet	227	227	-	227	227	-
Drilling rig utilization days:
U.S.	3,785	1,957	93.4	10,315	9,684	6.5
Canada	4,648	1,613	188.2	10,963	8,216	33.4
International	552	559	(1.3)	1,638	1,974	(17.0)
Revenue per utilization day:
U.S.(1) (US$)	20,331	28,334	(28.2)	20,904	26,335	(20.6)
Canada (Cdn$)	19,427	21,430	(9.3)	20,295	21,593	(6.0)
International (US$)	52,277	54,887	(4.8)	53,095	54,631	(2.8)
Operating cost per utilization day:
U.S. (US$)	15,120	16,037	(5.7)	14,639	14,727	(0.6)
Canada (Cdn$)	13,189	12,924	2.1	13,204	13,940	(5.3)

Service rig fleet	123	123	-	123	123	-
Service rig operating hours	32,244	15,599	106.7	93,777	54,666	71.5

(1)    Includes revenue from idle but contracted rig days.

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	September 30, 2021	December 31, 2020
Working capital(1)	120,259	175,423
Cash	57,096	108,772
Long-term debt	1,162,841	1,236,210
Total long-term financial liabilities	1,241,708	1,304,162
Total assets	2,720,415	2,898,878
Long-term debt to long-term debt plus equity ratio	0.48	0.47

(1)    See “NON-GAAP MEASURES.”

Summary for the three months ended September 30, 2021:

  Revenue for the third quarter was $254 million, 54% higher than in 2020 and was the result of increased drilling and service rig activity, partially offset by lower drilling day rates. Drilling rig utilization days increased by 93% in the U.S. and 188% in Canada and well service activity increased 107% as compared with the third quarter of 2020. Our international drilling activity decreased slightly from 2020 due to the expiration of a drilling contract.
  Adjusted EBITDA (see “NON-GAAP MEASURES”) for the quarter was $45 million, $2 million lower than 2020. Our Adjusted EBITDA as a percentage of revenue was 18% this quarter, compared with 29% in the comparative quarter. Our current quarter Adjusted EBITDA was negatively impacted by higher share-based compensation charges due to our increased share price and lower average day rates, partially offset by improved activity. Excluding the impact of $13 million of share-based compensation charges, our third quarter Adjusted EBITDA was $59 million as compared with the prior year Adjusted EBITDA excluding the impact of $4 million of share-based compensation of $51 million.
  Operating loss (see “NON-GAAP MEASURES”) for the quarter was $21 million compared with $27 million in 2020.
  General and administrative expenses this quarter were $24 million, $12 million higher than in 2020 due to our increased share-based compensation charges and lower CEWS program assistance.
  Net finance charges for the quarter were $21 million, $7 million lower than in 2020 and was primarily due to reduced interest expense due to lower debt levels and lower average cost of borrowing.
  In the U.S., revenue per utilization day in the third quarter of 2021 decreased to US$20,331 compared with US$28,334 in 2020. The decrease was primarily the result of lower revenue from idle but contracted rigs, turnkey activity and lower fleet average day rates, partially offset by higher Alpha revenue. During the third quarter of 2021, we recognized revenue from idle but contracted rigs and turnkey projects of nil, as compared with US$10 million and US$2 million, respectively, in 2020. Our third quarter operating costs on a per day basis decreased to US$15,120, compared with US$16,037 in 2020, and was mainly due to lower turnkey activity. On a sequential basis, revenue per utilization day, excluding revenue from turnkey drilling and idle but contracted rigs, increased by US$692 primarily due to higher fleet average day rates, while operating costs per day increased by US$1,375 due to higher repairs and maintenance.
  In Canada, average revenue per utilization day for contract drilling rigs for the quarter was $19,427 compared with $21,430 in 2020. The lower average revenue per utilization day in 2021 was primarily due to our rig mix. Average operating costs per utilization day in Canada for the quarter increased to $13,189 compared with $12,924 in 2020. The increase was mainly due to industry wage increases, partially offset by fixed costs being spread over higher activity.
  During the quarter, we recognized CEWS program assistance of $6 million as compared with $8 million in 2020. CEWS program assistance was presented as offsets to operating and general and administrative costs of $5 million and $1 million, respectively, as compared with $6 million and $2 million in 2020.
  We realized third quarter revenue from international contract drilling of US$29 million in 2021, as compared with US$31 million in 2020. The lower revenue in 2021 was primarily due to lower day rates. The average revenue per utilization day for the quarter was US$52,277, 5% lower than in the third quarter of 2020.
  Cash and funds provided by operations (see “NON-GAAP MEASURES”) in the third quarter of 2021 were $22 million and $34 million, respectively, compared with $42 million and $27 million in 2020.
  Capital expenditures were $20 million as compared with $3 million in the third quarter of 2020. Capital spending included $6 million for expansion and upgrade capital and $14 million for the maintenance of existing assets, infrastructure spending and intangibles.
  During the third quarter of 2021, we reduced long-term debt by $8 million.

Summary for the nine months ended September 30, 2021:

  Revenue for the first nine months of 2021 was $692 million, a decrease of 6% from 2020.
  Adjusted EBITDA (see “NON-GAAP MEASURES”) for the period was $129 million, $79 million lower than 2020. Our Adjusted EBITDA was negatively impacted by lower idle but contracted rig revenue, higher share-based compensation charges due to our increased share price and lower average day rates, partially offset by improved North American activity.
  General and administrative costs were $77 million, an increase of $27 million from 2020. The increase was the result of higher share-based compensation charges.
  Net finance charges were $71 million, a decrease of $12 million from 2020 primarily due to reduced interest expense due to lower debt levels and lower average cost of borrowing, partially offset by higher amortized debt issue costs.
  Cash provided by operations was $80 million in 2021 as compared with $221 million in 2020. Funds provided by operations (see “NON-GAAP MEASURES”) in 2021 were $90 million, a decrease of $46 million from the prior year comparative period of $135 million.
  Capital expenditures were $48 million in 2021, an increase of $10 million for the same period in 2020. Capital spending in 2021 included $16 million for expansion and upgrade capital and $32 million for the maintenance of existing assets, infrastructure spending and intangibles.
  As of September 30, 2021, we have reduced long-term debt by $60 million and repurchased and cancelled 155,168 common shares for $4 million pursuant to our Normal Course Issuer Bid.

STRATEGY

Precision’s strategic priorities for 2021 are as follows:

  Grow revenue and market share through our digital leadership position – Precision exited the third quarter with 46 AC Super Triple Alpha-rigs equipped with our AlphaAutomation platform and 16 commercialized AlphaApps. Our third quarter paid AlphaApp days increased 36% compared with the second quarter of 2021, with the increase largely driven by operational performance, additional revenue generating days and further uptake of customers fully utilizing our suite of Alpha technologies. During the quarter, Precision added four new AlphaAutomation customers and increased paid AlphaAutomation days, AlphaApp days and AlphaAnalytics days quarter-over-quarter by 8%, 36% and 4%, respectively.
  Demonstrate operational leverage to generate free cash flow and reduce debt – In the third quarter of 2021, Precision generated $22 million of cash provided by operations (see “NON-GAAP MEASURES”) and $4 million of cash proceeds from the divestiture of non-core assets. As of September 30, 2021, we have reduced debt levels by $60 million, leaving $40 million of further debt reduction to achieve the low end of our 2021 debt reduction target of $100-$125 million. Precision exited the quarter with a cash balance of $57 million, US$161 million drawn on our US$500 million Senior Credit Facility and available liquidity of $500 million.
  Deliver leading ESG (environmental, social and governance) performance to strengthen customer and stakeholder positioning – During the third quarter, we introduced our Evergreen suite of environmental solutions focused on emissions reduction products and services to complement our Super Series drilling rigs and our Alpha digital products. We successfully deployed our first Evergreen hybrid battery storage, natural gas and low emission power generating system to a Super Triple drilling rig in the Canadian market. The system reduces GHG emissions and fuel costs, helping our customer achieve their GHG emission-reduction targets and improving their well construction economics. We have seen strong customer appetite in both Canada and the U.S. for hybrid battery power systems and have multiple commitments to deploy several additional systems by mid-2022. In the fourth quarter, we expect to deploy three real-time combustion fuel monitoring packages, using AlphaAnalytics to determine precise baseline emission data. These accurate baselines will enable us to make customer-specific recommendations to further reduce rig-generated GHG emissions.

OUTLOOK

The continued rise in global energy demand, sustained periods of strong commodity prices and the multi-year period of upstream underinvestment provide a promising backdrop for the oilfield services industry. At current commodity prices, we anticipate higher demand for our services and improved fleet utilization as customers look to maintain and replenish production levels as drilled but uncompleted well inventories have depleted.

In Canada, industry activity has surpassed pre-pandemic levels as takeaway capacity continues to improve, price differentials shrink and the startup of LNG exports is expected in the medium term.

Interest in our Evergreen solutions has gained momentum as customers look for meaningful solutions to achieve their emission reduction targets, and in many cases, also improve their well economics. Our suite of Alpha digital technologies will continue to be a key competitive differentiator as our predictable and repeatable drilling results deliver exceptional value to our customers by reducing risks, time and well construction costs.

The Government of Canada’s $1.7 billion well site abandonment and rehabilitation program has supported industry activity levels and provided thousands of jobs throughout Western Canada. The program runs through to the end of 2022 with government funds provided in stages. Our well servicing business continues to capture opportunities because of our scale, operational performance and strong safety record. During the third quarter of 2021, our abandonment activity remained strong and we expect this momentum to continue through to the end of the program in 2022.

During 2020, the Government of Canada introduced the CEWS program to subsidize a portion of employee wages for Canadian employers whose businesses have been adversely affected by COVID-19. For the three months ended September 30, 2021, we recognized $6 million (2020 – $8 million) in CEWS program assistance, which is presented as offsets to operating and general and administrative expenses of $5 million (2020 - $6 million) and $1 million (2020 - $2 million), respectively. Unless extended, the CEWS program is expected to end in the fourth quarter of 2021.

Contracts

Year to date in 2021 we have entered into 28 term contracts. The following chart outlines the average number of drilling rigs under contract by quarter as of October 20, 2021. For those quarters ending after September 30, 2021, this chart represents the minimum number of long-term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional contracts.

	Average for the quarter ended 2020				Average for the quarter ended 2021
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average rigs under term contract as of October 20, 2021:
U.S.	41	32	26	24	21	24	22	22
Canada	5	4	3	4	6	6	7	7
International	8	8	6	6	6	6	6	6
Total	54	44	35	34	33	36	35	35

The following chart outlines the average number of drilling rigs that we had under contract for 2020 and the average number of rigs we have under contract as of October 20, 2021.

	Average for the year ended
	2020	2021
Average rigs under term contract as of October 20, 2021:
U.S.	31	22
Canada	4	7
International	7	6
Total	42	35

In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity

The following chart outlines the average number of drilling rigs that we had working or moving by quarter for the periods noted.

	Average for the quarter ended 2020				Average for the quarter ended 2021
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30
Average Precision active rig count:
U.S.	55	30	21	26	33	39	41
Canada	63	9	18	28	42	27	51
International	8	8	6	6	6	6	6
Total	126	47	45	60	81	72	98

According to industry sources, as of October 20, 2021, the U.S. active land drilling rig count has increased 98% from the same point last year while the Canadian active land drilling rig count increased by 110%. To date in 2021, approximately 78% of the U.S. industry’s active rigs and 56% of the Canadian industry’s active rigs were drilling for oil targets, compared with 80% for the U.S. and 54% for Canada at the same time last year.

Capital Spending

Capital spending in 2021 is expected to be $74 million and includes $51 million for sustaining, infrastructure and intangibles and $23 million for expansion and upgrades. We expect that the $74 million will be split $68 million in the Contract Drilling Services segment, $5 million in the Completion and Production Services segment and $1 million to the Corporate segment. At September 30, 2021, Precision had capital commitments of $137 million with payments expected through 2023.

SEGMENTED FINANCIAL RESULTS

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars)	2021	2020	% Change	2021	2020	% Change
Revenue:
Contract Drilling Services	226,957	150,773	50.5	613,032	682,060	(10.1)
Completion and Production Services	28,143	14,443	94.9	81,354	53,631	51.7
Inter-segment eliminations	(1,287)	(394)	226.6	(2,741)	(1,626)	68.6
	253,813	164,822	54.0	691,645	734,065	(5.8)
Adjusted EBITDA:(1)
Contract Drilling Services	55,384	51,594	7.3	163,118	236,940	(31.2)
Completion and Production Services	5,479	3,945	38.9	17,533	5,960	194.2
Corporate and Other	(15,455)	(7,768)	99.0	(51,760)	(34,760)	48.9
	45,408	47,771	(4.9)	128,891	208,140	(38.1)

(1)    See “NON-GAAP MEASURES.”

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars, except where noted)	2021	2020	% Change	2021	2020	% Change
Revenue	226,957	150,773	50.5	613,032	682,060	(10.1)
Expenses:
Operating	164,521	93,669	75.6	429,036	417,496	2.8
General and administrative	7,052	5,151	36.9	20,878	20,004	4.4
Restructuring	-	359	(100.0)	-	7,620	(100.0)
Adjusted EBITDA(1)	55,384	51,594	7.3	163,118	236,940	(31.2)
Depreciation	62,751	70,675	(11.2)	191,084	220,461	(13.3)
Gain on asset disposals	(3,035)	(2,684)	13.1	(5,355)	(8,617)	(37.9)
Operating earnings (loss)(1)	(4,332)	(16,397)	(73.6)	(22,611)	25,096	(190.1)
Operating earnings (loss)(1) as a percentage of revenue	(1.9)%	(10.9)%		(3.7)%	3.7%

 (1)    See “NON-GAAP MEASURES.”

United States onshore drilling statistics:(1)	2021		2020
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	33	378	55	764
June 30	39	437	30	378
September 30	41	485	21	241
Year to date average	38	433	35	461

(1)    United States lower 48 operations only.
(2)    Baker Hughes rig counts.

Canadian onshore drilling statistics:(1)	2021		2020
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	42	145	63	196
June 30	27	72	9	25
September 30	51	151	18	47
Year to date average	40	123	30	89

(1)    Canadian operations only.
(2)    Baker Hughes rig counts.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars, except where noted)	2021	2020	% Change	2021	2020
Revenue	28,143	14,443	94.9	81,354	53,631	51.7
Expenses:
Operating	21,188	9,872	114.6	59,703	42,056	42.0
General and administrative	1,476	626	135.8	4,118	3,020	36.4
Restructuring	-	-	n.m.	-	2,595	(100.0)
Adjusted EBITDA(1)	5,479	3,945	38.9	17,533	5,960	194.2
Depreciation	4,004	4,014	(0.2)	11,859	12,416	(4.5)
Gain on asset disposals	(95)	(236)	(59.7)	(551)	(1,237)	(55.5)
Operating earnings (loss)(1)	1,570	167	840.1	6,225	(5,219)	(219.3)
Operating earnings (loss)(1) as a percentage of revenue	5.6%	1.2%		7.7%	(9.7)%
Well servicing statistics:
Number of service rigs (end of period)	123	123	-	123	123	-
Service rig operating hours	32,244	15,599	106.7	93,777	54,666	71.5
Service rig operating hour utilization	28%	14%		28%	16%

(1)    See “NON-GAAP MEASURES.”
n.m.        Not meaningful.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA (see “NON-GAAP MEASURES”) of $15 million as compared with $8 million in the third quarter of 2020. Our Adjusted EBITDA was negatively impacted by higher share-based compensation costs as a result of our improved share price performance in 2021 and lower CEWS program assistance, partially offset by lower restructuring charges. During the quarter, CEWS program assistance offset general and administrative costs by $0.4 million as compared with $1 million in 2020. In the third quarter of 2020, we incurred $2 million of restructuring charges.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2020 Annual Report.

A summary of amounts expensed under these plans during the reporting periods are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(Stated in thousands of Canadian dollars)	2021	2020	2021	2020
Cash settled share-based incentive plans	11,839	971	46,537	(50)
Equity settled share-based incentive plans:
Executive PSU	1,468	2,434	3,639	8,128
Stock option plan	34	160	199	714
Total share-based incentive compensation plan expense (recovery)	13,341	3,565	50,375	8,792

Allocated:
Operating	3,272	740	11,437	1,754
General and Administrative	10,069	2,825	38,938	7,038
	13,341	3,565	50,375	8,792

Cash settled share-based compensation expense increased by $11 million in the current quarter primarily due to our increasing share price and the reclassification of Executive PSUs as a cash settled share-based incentive plan. Our equity settled share-based compensation expense for the third quarter of 2021 decreased by $1 million as fewer Executive PSUs were outstanding as compared with 2020.

Finance Charges

Net finance charges were $21 million as compared with $28 million in the third quarter of 2020. Interest charges on our U.S. denominated long-term debt in the third quarter of 2021 were US$15 million ($19 million) as compared with US$18 million ($24 million) in 2020.

Income Tax

Income tax recovery for the quarter was $4 million as compared with an income tax expense of $1 million in 2020. During the third quarter of 2021 and 2020, we did not recognize deferred tax assets on certain Canadian and international operating losses.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Amount	Availability	Used for	Maturity
Senior credit facility (secured)
US$500 million[1] (extendible, revolving term credit facility with US$300 million accordion feature)	US$161 million drawn and US$31 million in outstanding letters of credit	General corporate purposes	June 18, 2025[1]
Real estate credit facilities (secured)
US$10 million	Fully drawn	General corporate purposes	November 19, 2025
$19 million	Fully drawn	General corporate purposes	March 16, 2026
Operating facilities (secured)
$40 million	Undrawn, except $7 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short-term working capital requirements
Demand letter of credit facility (secured)
US$30 million	Undrawn, except US$3 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$348 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026
US$400 million – 6.875%	Fully drawn	Debt redemption and repurchases	January 15, 2029

(1)   US$53 million expires on November 21, 2023.

At September 30, 2021, we had $1,183 million outstanding under our Senior Credit Facility, Real Estate Credit Facilities and unsecured senior notes as compared with $1,250 million at December 31, 2020.

The current blended cash interest cost of our debt is approximately 6.3%.

Covenants

At September 30, 2021, we were in compliance with the covenants of our Senior Credit Facility and Real Estate Credit Facilities.

	Covenant	At September 30, 2021
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	< 2.50	1.33
Consolidated covenant EBITDA to consolidated interest expense	> 1.75	1.96
Real Estate Credit Facilities
Consolidated covenant EBITDA to consolidated interest expense	> 1.75	1.96

(1) For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

Average shares outstanding

The following table reconciles the weighted average shares outstanding used in computing basic and diluted net loss per share:

	For the three months ended September 30,		For the nine months ended September 30,
(Stated in thousands)	2021	2020	2021	2020
Weighted average shares outstanding – basic	13,304	13,724	13,319	13,736
Effect of stock options and other equity compensation plans	—	—	—	—
Weighted average shares outstanding – diluted	13,304	13,724	13,319	13,736

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2020	2021
Quarters ended	December 31	March 31	June 30	September 30
Revenue	201,688	236,473	201,359	253,813
Adjusted EBITDA(1)	55,263	54,539	28,944	45,408
Net loss	(37,518)	(36,106)	(75,912)	(38,032)
Net loss per basic and diluted share	(2.74)	(2.70)	(5.71)	(2.86)
Funds provided by operations(1)	35,282	43,430	12,607	33,525
Cash provided by operations	4,737	15,422	42,219	21,871

(Stated in thousands of Canadian dollars, except per share amounts)	2019	2020
Quarters ended	December 31	March 31	June 30	September 30
Revenue	372,301	379,484	189,759	164,822
Adjusted EBITDA(1)	105,006	101,904	58,465	47,771
Net loss	(1,061)	(5,277)	(48,867)	(28,476)
Net loss per basic and diluted share	(0.08)	(0.38)	(3.56)	(2.08)
Funds provided by operations(1)	75,779	81,317	26,639	27,489
Cash provided by operations	74,981	74,953	104,478	41,950

(1)   See “NON-GAAP MEASURES.”

NON-GAAP MEASURES

In this release we reference non-GAAP (Generally Accepted Accounting Principles) measures. Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital are terms used by us to assess performance as we believe they provide useful supplemental information to investors. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies.

Adjusted EBITDA

We believe that Adjusted EBITDA (earnings before income taxes, loss (gain) on repurchase of unsecured senior notes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on assets disposals and depreciation and amortization), as reported in the Interim Consolidated Statement of Net Loss, is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Covenant EBITDA

Covenant EBITDA, as defined in our Senior Credit Facility agreement, is used in determining the Corporation’s compliance with its covenants. Covenant EBITDA differs from Adjusted EBITDA by the exclusion of bad debt expense, restructuring costs, certain foreign exchange amounts and the deduction of cash lease payments incurred after December 31, 2018.

Operating Earnings (Loss)

We believe that operating earnings (loss) is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation. Operating earnings is calculated as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(Stated in thousands of Canadian dollars)	2021	2020	2021	2020
Revenue	253,813	164,822	691,645	734,065
Expenses:
Operating	184,422	103,147	485,998	457,926
General and administrative	23,983	11,954	76,756	49,938
Restructuring	—	1,950	—	18,061
Depreciation and amortization	69,431	77,588	211,148	241,626
Gain on asset disposals	(3,261)	(3,032)	(6,224)	(10,111)
Operating earnings (loss)	(20,762)	(26,785)	(76,033)	(23,375)
Foreign exchange	464	1,161	104	2,924
Finance charges	20,639	27,613	70,783	83,276
Gain on investments and other assets	(327)	—	(327)	—
Loss (gain) on repurchase of unsecured notes	—	(27,971)	9,520	(29,942)
Loss before income taxes	(41,538)	(27,588)	(156,113)	(79,633)

Funds Provided By (Used In) Operations

We believe that funds provided by (used in) operations, as reported in the Interim Consolidated Statements of Cash Flow, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital, which is primarily made up of highly liquid balances.

Working Capital

We define working capital as current assets less current liabilities as reported on the Interim Consolidated Statement of Financial Position.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this release, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

  our strategic priorities for 2021;
  our capital expenditure plans for 2021;
  anticipated activity levels in 2021;
  anticipated demand for our drilling rigs;
  the average number of term contracts in place for 2021;
  anticipated cash savings and liquidity;
  customer adoption of Alpha technologies;
  potential commercial opportunities and rig contract renewals; and
  our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the success of our response to the COVID-19 global pandemic;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  the success of vaccinations for COVID-19 worldwide;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2020, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	September 30, 2021	December 31, 2020
ASSETS
Current assets:
Cash	$57,096	$108,772
Accounts receivable	249,553	207,209
Inventory	25,770	26,282
Total current assets	332,419	342,263
Non-current assets:
Deferred tax assets	1,098	1,098
Right-of-use assets	52,337	55,168
Property, plant and equipment	2,301,873	2,472,683
Intangibles	25,087	27,666
Investments and other assets	7,601	—
Total non-current assets	2,387,996	2,556,615
Total assets	$2,720,415	$2,898,878

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$198,129	$150,957
Income taxes payable	654	3,702
Current portion of lease obligations	11,152	11,285
Current portion of long-term debt	2,225	896
Total current liabilities	212,160	166,840

Non-current liabilities:
Share-based compensation	25,430	11,507
Provisions and other	6,934	7,563
Lease obligations	46,503	48,882
Long-term debt	1,162,841	1,236,210
Deferred tax liabilities	12,600	21,236
Total non-current liabilities	1,254,308	1,325,398
Shareholders’ equity:
Shareholders’ capital	2,281,444	2,285,738
Contributed surplus	76,753	72,915
Deficit	(1,239,644)	(1,089,594)
Accumulated other comprehensive income	135,394	137,581
Total shareholders’ equity	1,253,947	1,406,640
Total liabilities and shareholders’ equity	$2,720,415	$2,898,878

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET LOSS (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2021	2020	2021	2020

Revenue	$253,813	$164,822	$691,645	$734,065
Expenses:
Operating	184,422	103,147	485,998	457,926
General and administrative	23,983	11,954	76,756	49,938
Restructuring	—	1,950	—	18,061
Earnings before income taxes, loss (gain) on repurchase of unsecured senior notes, gain on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	45,408	47,771	128,891	208,140
Depreciation and amortization	69,431	77,588	211,148	241,626
Gain on asset disposals	(3,261)	(3,032)	(6,224)	(10,111)
Foreign exchange	464	1,161	104	2,924
Finance charges	20,639	27,613	70,783	83,276
Gain on investments and other assets	(327)	—	(327)	—
Loss (gain) on repurchase of unsecured senior notes	—	(27,971)	9,520	(29,942)
Loss before income taxes	(41,538)	(27,588)	(156,113)	(79,633)
Income taxes:
Current	890	2,946	2,462	6,121
Deferred	(4,396)	(2,058)	(8,525)	(3,134)
	(3,506)	888	(6,063)	2,987
Net loss	$(38,032)	$(28,476)	$(150,050)	$(82,620)
Net loss per share:
Basic	$(2.86)	$(2.08)	$(11.27)	$(6.02)
Diluted	$(2.86)	$(2.08)	$(11.27)	$(6.02)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars)	2021	2020	2021	2020
Net loss	$(38,032)	$(28,476)	$(150,050)	$(82,620)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	33,364	(36,384)	(9,182)	49,313
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	(24,544)	29,404	6,995	(34,832)
Comprehensive loss	$(29,212)	$(35,456)	$(152,237)	$(68,139)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars)	2021	2020	2021	2020
Cash provided by (used in):
Operations:
Net loss	$(38,032)	$(28,476)	$(150,050)	$(82,620)
Adjustments for:
Long-term compensation plans	7,887	3,106	28,688	8,727
Depreciation and amortization	69,431	77,588	211,148	241,626
Gain on asset disposals	(3,261)	(3,032)	(6,224)	(10,111)
Foreign exchange	415	1,293	1,437	2,447
Finance charges	20,639	27,613	70,783	83,276
Income taxes	(3,506)	888	(6,063)	2,987
Other	2	(142)	(562)	(905)
Gain on investments and other assets	(327)	—	(327)	—
Loss (gain) on repurchase of unsecured senior notes	—	(27,971)	9,520	(29,942)
Income taxes paid	(1,134)	(2,137)	(5,200)	(6,085)
Income taxes recovered	44	1,228	47	1,228
Interest paid	(18,804)	(22,644)	(63,982)	(75,687)
Interest received	171	175	347	504
Funds provided by operations	33,525	27,489	89,562	135,445
Changes in non-cash working capital balances	(11,654)	14,461	(10,050)	85,936
	21,871	41,950	79,512	221,381
Investments:
Purchase of property, plant and equipment	(19,500)	(3,211)	(48,191)	(38,623)
Purchase of intangibles	—	—	—	(57)
Proceeds on sale of property, plant and equipment	4,476	5,705	10,390	16,416
Purchase of investments and other assets	(3,000)	—	(3,000)	—
Changes in non-cash working capital balances	500	(1,367)	3,213	(6,773)
	(17,524)	1,127	(37,588)	(29,037)
Financing:
Issuance of long-term debt	—	123,029	696,341	128,059
Repayments of long-term debt	(8,209)	(158,921)	(769,668)	(204,386)
Repurchase of share capital	—	—	(4,294)	(5,259)
Debt issuance costs	344	—	(9,450)	—
Debt amendment fees	(3)	(22)	(913)	(690)
Lease payments	(1,633)	(1,987)	(4,963)	(5,612)
Changes in non-cash working capital balances	(1,829)	—	—	—
	(11,330)	(37,901)	(92,947)	(87,888)
Effect of exchange rate changes on cash	642	(2,516)	(653)	(1,372)
Increase (decrease) in cash	(6,341)	2,660	(51,676)	103,084
Cash, beginning of period	63,437	175,125	108,772	74,701
Cash, end of period	$57,096	$177,785	$57,096	$177,785

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2021	$2,285,738	$72,915	$137,581	$(1,089,594)	$1,406,640
Net loss for the period	—	—	—	(150,050)	(150,050)
Other comprehensive loss for the period	—	—	(2,187)	—	(2,187)
Share repurchases	(4,294)	—	—	—	(4,294)
Share-based compensation reclassification	—	(2,349)	—	—	(2,349)
Share-based compensation expense	—	6,187	—	—	6,187
Balance at September 30, 2021	$2,281,444	$76,753	$135,394	$(1,239,644)	$1,253,947

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2020	$2,296,378	$66,255	$134,255	$(969,456)	$1,527,432
Net loss for the period	—	—	—	(82,620)	(82,620)
Other comprehensive income for the period	—	—	14,481	—	14,481
Share repurchases	(5,259)	—	—	—	(5,259)
Redemption of non-management director DSUs	677	(502)	—	—	175
Share-based compensation reclassification	—	(1,498)	—	—	(1,498)
Share-based compensation expense	—	8,842	—	—	8,842
Balance at September 30, 2020	$2,291,796	$73,097	$148,736	$(1,052,076)	$1,461,553

THIRD QUARTER 2021 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Thursday, October 21, 2021.

The conference call dial in numbers are 1-844-515-9176 or 614-999-9312.

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Relations”, then “Webcasts & Presentations.”

An archived version of the webcast will be available for approximately 60 days. An archived recording of the conference call will be available approximately one hour after the completion of the call until October 25, 2021 by dialing 855-859-2056 or 404-537-3406, passcode 8393532.

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as “Alpha” that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS.”

For further information, please contact:

Carey Ford, Senior Vice President and Chief Financial Officer
713.435.6100

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com